EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of an Amendment No. 1 to Schedule 13D and all subsequent amendments thereto with respect to PetSmart, Inc. Common Stock, par value $0.0001 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

February 4, 2014

LONGVIEW ASSET MANAGEMENT, LLC

By:/s/ James A. Star, President
      James A. Star, President

     /s/ James A. Star, President
     James A. Star, not individually but solely as President

     /s/ H. Debra Levin
     H. Debra Levin, not individually but
     solely as trustee of the Edward Memorial Trust